UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[GRUPO TELEVISA, S.A. LOGO]           FOURTH-QUARTER AND FULL-YEAR 2005 RESULTS
                                      FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------
HIGHLIGHTS

>> TELEVISION BROADCASTING SALES INCREASED 7.1% IN THE FOURTH QUARTER OF 2005 AND 5.1% DURING 2005; TELEVISION BROADCASTING OIBDA MARGIN REACHED AN ALL-TIME RECORD OF 47.7% IN 2005

>>   FOURTH-QUARTER CONSOLIDATED NET SALES INCREASED 11% AND 8% PRO FORMA
     IN 2005

>> CONSOLIDATED OIBDA INCREASED 18.8% IN THE FOURTH QUARTER AND 16% PRO FORMA IN 2005; CONSOLIDATED OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 40.7% IN 2005

CONSOLIDATED RESULTS

Mexico City, D.F., February 23, 2006--Grupo Televisa,  S.A. (NYSE:TV;  BMV:
TLEVISA CPO; "Televisa" or "the company") today announced results for the fourth quarter and the full year 2005. The results have been prepared in accordance with Mexican GAAP and are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2005.

The following table sets forth a condensed statement of income in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing 2005 with 2004:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2005      MARGIN %    PRO FORMA    MARGIN %    CHANGE %
                                                                                                    2004
-----------------------------------------------------------------------------------------------------------------------------------
Net sales(1)                                                              32,481.0     100.0      30,080.3      100.0         8.0
Operating income before depreciation and amortization ("OIBDA")(1)        13,221.8      40.7      11,401.4       37.9        16.0
Operating income(1)                                                       10,802.8      33.3       9,053.1       30.1        19.3
Net income                                                                 6,125.5      18.9       4,460.6       14.8        37.3
-----------------------------------------------------------------------------------------------------------------------------------

(1) Effective October 1, 2004, we amended certain agreements in our publishing distribution segment and changed the accounting treatment of the recognition of sales and cost of goods sold. This change does not affect our OIBDA results. In addition, beginning April 1, 2004, we began to include the consolidated results of Sky Mexico in our consolidated statements of income. Pro-forma results give effect to these events as if they occurred beginning January 1, 2004. Please refer to page 9 for information related to pro-forma results.

Pro-forma net sales increased 8% to Ps.32,481 million in 2005 compared with Ps.30,080.3 million in 2004. This increase was attributable to revenue growth in Sky Mexico, television broadcasting, publishing, pay television networks, cable television, radio, publishing distribution, and other businesses, and was partially offset by lower sales in our programming exports segment.

Pro-forma consolidated OIBDA increased 16% to Ps.13,221.8 million in 2005 compared with Ps.11,401.4 million in 2004. OIBDA margin reached an all-time high of 40.7%, up from a pro-forma margin of 37.9% reported last year due to higher sales, which were partially offset by higher cost of sales and operating expenses. In addition, pro-forma consolidated operating income rose 19.3% to Ps.10,802.8 million in 2005 compared with Ps.9,053.1 million in 2004.

Net income increased 37.3% to Ps.6,125.5 million in 2005 compared with Ps.4,460.6 million in 2004. The net increase of Ps.1,664.9 million reflected i) a Ps.2,234.6 million increase in OIBDA, ii) a Ps.178.5 million decrease in restructuring and non-recurring charges, iii) a Ps.68 million decrease in other expense, net, iv) a Ps.444.3 million decrease in income taxes, and v) a Ps.549.5 million decrease in cumulative loss effect of accounting change. These favorable changes were partially offset by i) a Ps.274.8 million increase in depreciation and amortization, ii) a Ps.215.4 million increase in integral cost of financing, iii) a Ps.475.3 million decrease in equity income of affiliates, and iv) a Ps.844.5 million increase in minority interest.

FOURTH-QUARTER RESULTS BY BUSINESS SEGMENT

The following table presents fourth-quarter results ended December 31, 2005 and 2004, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of December 31, 2005.

-------------------------------------------------------------------------------------------------------------
NET SALES                                           4Q 2005         %        4Q 2004        %       INC. %
-------------------------------------------------------------------------------------------------------------
Television broadcasting                             5,844.6        59.0      5,459.0       61.4        7.1
Pay television networks                               322.7         3.2        218.8        2.5       47.5
Programming exports                                   492.0         5.0        507.9        5.7       (3.1)
Publishing                                            752.9         7.6        660.7        7.4       14.0
Publishing distribution                               106.1         1.1        102.4        1.2        3.6
Sky Mexico                                          1,558.1        15.7      1,280.4       14.4       21.7
Cable television                                      389.9         3.9        304.5        3.4       28.0
Radio                                                 107.8         1.1         96.8        1.1       11.4
Other businesses                                      333.0         3.4        259.2        2.9       28.5
SEGMENT NET SALES                                   9,907.1       100.0      8,889.7      100.0       11.4
Intersegment operations(1)                           (255.2)                  (243.8)                 (4.7)
Disposed operations(2)                                  -                       48.6                   -
CONSOLIDATED NET SALES                              9,651.9                  8,694.5                  11.0
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
OIBDA (LOSS)                                        4Q 2005     MARGIN %     4Q 2004    MARGIN %    INC. %
-------------------------------------------------------------------------------------------------------------
Television broadcasting                             2,899.2        49.6      2,555.9       46.8       13.4
Pay television networks                               172.4        53.4         81.2       37.1      112.3
Programming exports                                   185.7        37.7        204.6       40.3       (9.2)
Publishing                                            178.6        23.7        161.7       24.5       10.5
Publishing distribution                                 4.3         4.1        (12.8)     (12.5)       -
Sky Mexico                                            686.5        44.1        483.5       37.8       42.0
Cable television                                      171.5        44.0         96.3       31.6       78.1
Radio                                                  25.1        23.3         20.7       21.4       21.3
Other businesses                                     (104.1)      (31.3)        (3.9)      (1.5)       -
Corporate expenses                                    (51.1)       (0.5)       (41.6)      (0.5)     (22.8)
SEGMENT OIBDA                                       4,168.1        42.1      3,545.6       39.9       17.6
Disposed operations(2)                                 -            -          (37.3)     (76.7)       -
CONSOLIDATED OIBDA                                  4,168.1        43.2      3,508.3       40.4       18.8
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                             4Q 2005     MARGIN %    4Q 2004      MARGIN %   INC. %
-------------------------------------------------------------------------------------------------------------
Television broadcasting                             2,644.1        45.2      2,306.3       42.2       14.6
Pay television networks                               166.3        51.5         74.5       34.0      123.2
Programming exports                                   184.6        37.5        202.8       39.9       (9.0)
Publishing                                            172.4        22.9        152.4       23.1       13.1
Publishing distribution                                (1.0)       (0.9)       (18.7)     (18.3)      94.7
Sky Mexico                                            393.8        25.3        291.2       22.7       35.2
Cable television                                       83.6        21.4        (14.7)      (4.8)       -
Radio                                                  20.5        19.0         15.5       16.0       32.3
Other businesses                                     (116.6)      (35.0)        12.3        4.7        -
Corporate expenses                                    (51.1)       (0.5)       (41.6)      (0.5)     (22.8)
SEGMENT OPERATING INCOME                            3,496.6        35.3      2,980.0       33.5       17.3
Disposed operations(2)                                  -           -          (44.2)     (90.9)       -
CONSOLIDATED OPERATING INCOME                       3,496.6        36.2      2,935.8       33.8       19.1
-------------------------------------------------------------------------------------------------------------

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.

2 Reflects the results of operations of the company's nationwide paging and sports businesses.


FULL-YEAR, PRO-FORMA RESULTS BY BUSINESS SEGMENT

The following table sets forth full-year and pro-forma results ended December 31, 2005 and 2004, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of December 31, 2005.

-----------------------------------------------------------------------------------------------------------
NET SALES(1)                                         2005          %       PRO-FORMA       %      INC. %
                                                                             2004
-----------------------------------------------------------------------------------------------------------
Television broadcasting                            18,570.8        55.4     17,671.9       57.6        5.1
Pay television networks                             1,111.2         3.3        827.5        2.7       34.3
Programming exports                                 1,875.9         5.6      1,981.2        6.5       (5.3)
Publishing                                          2,505.5         7.5      2,163.1        7.0       15.8
Publishing distribution                               402.2         1.2        381.1        1.2        5.5
Sky Mexico                                          5,986.5        17.9      4,928.0       16.1       21.5
Cable television                                    1,405.1         4.2      1,165.5        3.8       20.6
Radio                                                 344.7         1.0        305.6        1.0       12.8
Other businesses                                    1,324.3         3.9      1,266.3        4.1        4.6
SEGMENT NET SALES                                  33,526.2       100.0     30,690.2      100.0        9.2
Intersegment operations(2)                         (1,045.2)                  (891.0)                (17.3)
Disposed operations(3)                                 -                       281.1                   -
CONSOLIDATED NET SALES                             32,481.0                 30,080.3                   8.0
-----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
OIBDA (LOSS)(1)                                      2005      MARGIN %    PRO-FORMA   MARGIN %    INC. %
                                                                             2004
------------------------------------------------------------------------------------------------------------
Television broadcasting                             8,852.6        47.7      8,018.8       45.4       10.4
Pay television networks                               518.1        46.6        308.5       37.3       67.9
Programming exports                                   668.7        35.6        756.1       38.2      (11.6)
Publishing                                            480.1        19.2        438.9       20.3        9.4
Publishing distribution                                 6.6         1.6        (26.2)      (6.9)     125.2
Sky Mexico                                          2,516.8        42.0      1,797.4       36.5       40.0
Cable television                                      489.6        34.8        368.4       31.6       32.9
Radio                                                  52.2        15.1         32.8       10.7       59.1
Other businesses                                     (180.4)      (13.6)       (91.9)      (7.3)     (96.3)
Corporate expenses                                   (182.5)       (0.5)      (161.2)      (0.5)     (13.2)
SEGMENT OIBDA                                      13,221.8        39.4     11,441.6       37.3       15.6
Disposed operations(3)                                  -           -          (40.2)     (14.3)       -
CONSOLIDATED OIBDA                                 13,221.8        40.7     11,401.4       37.9       16.0
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)(1)                           2005      MARGIN %     PRO-FORMA    MARGIN %    INC. %
                                                                             2004
------------------------------------------------------------------------------------------------------------
Television broadcasting                             7,834.9        42.2      6,945.1       39.3       12.8
Pay television networks                               492.2        44.3        287.0       34.7       71.5
Programming exports                                   664.2        35.4        748.7       37.8      (11.3)
Publishing                                            454.0        18.1        414.6       19.2        9.5
Publishing distribution                               (15.2)       (3.8)       (50.0)     (13.1)      69.6
Sky Mexico                                          1,571.8        26.3      1,007.4       20.4       56.0
Cable television                                      175.6        12.5         76.8        6.6      128.6
Radio                                                  32.8         9.5         13.3        4.4      146.6
Other businesses                                     (225.0)      (17.0)      (147.1)     (11.6)     (53.0)
Corporate expenses                                   (182.5)       (0.5)      (161.2)      (0.5)     (13.2)
SEGMENT OPERATING INCOME                           10,802.8        32.2      9,134.6       29.8       18.3
Disposed operations(3)                                  -           -          (81.5)     (29.0)       -
CONSOLIDATED OPERATING INCOME                      10,802.8        33.3      9,053.1       30.1       19.3
------------------------------------------------------------------------------------------------------------

1 Effective October 1, 2004, we amended certain agreements in our publishing distribution segment and changed the accounting treatment of the recognition of sales and cost of goods sold. This change does not affect our OIBDA results. In addition, beginning April 1, 2004, we began to include the consolidated results of Sky Mexico in our consolidated statements of income. Pro-forma results give effect to these events as if they occurred beginning January 1, 2004. Please refer to page 9 for information related to pro-forma results.
2 For segment reporting purposes, intersegment operations are included in each of the segment operations.
3 Reflects the results of operations of the company's nationwide paging and sports businesses.

TELEVISION      FOURTH-QUARTER  SALES  increased  7.1%  compared with
BROADCASTING    the  same  period  of  last  year.   FULL-YEAR  SALES
                increased 5.1% to Ps.18,570.8 million compared with Ps.17,671.9 million in 2004. The annual increase was attributable to higher advertising revenues, driven mainly by our telenovelas and reality shows, as well as by higher local sales.

                FOURTH-QUARTER OIBDA increased 13.4%, and OIBDA margin reached 49.6%. FULL-YEAR OIBDA increased 10.4% to Ps.8,852.6 million, and OIBDA margin reached an all-time high of 47.7%, reflecting higher sales and a marginal increase in cost of sales and operating expenses.

PAY TELEVISION  FOURTH-QUARTER  SALES  increased  47.5% compared with
NETWORKS the same period of last year. FULL-YEAR SALES increased 34.3% to Ps.1,111.2 million compared with Ps.827.5 million in 2004. The annual increase reflects i) sales of Ps.81 million in TuTV, our pay-television joint venture with Univision; ii) higher revenues from channels sold in Mexico and Latin America; and iii) higher advertising sales.

                FOURTH-QUARTER OIBDA rose 112.3%, and OIBDA margin reached 53.4%. FULL-YEAR OIBDA increased 67.9% to Ps.518.1 million, and OIBDA margin reached 46.6%. These results were driven by higher sales, which were partially offset by an increase in cost of sales and operating expenses. TuTV contributed Ps.33.8 million to OIBDA in 2005.

PROGRAMMING     FOURTH-QUARTER  SALES  decreased  3.1%  compared with
EXPORTS         the  same  period  of  last  year.   FULL-YEAR  SALES
                decreased  5.3% to Ps.1,875.9  million  compared with
                Ps.1,981.2  million  in  2004.  The  annual  decrease
                reflects   i)  a  negative   translation   effect  on
                foreign-currency-denominated  sales,  which  amounted
                to Ps.151.9 million;  and ii) lower programming sales
                in Europe.  These decreases were partially  offset by
                i) a 4.6%  increase  in  the  royalties  paid  to the
                company   under   the   Univision   Program   License
                Agreement, which amounted to US$109.8 million in 2005 compared with US$105 million in 2004; and ii) higher programming sales to Asia and Africa.

                FOURTH-QUARTER OIBDA decreased 9.2%, and OIBDA margin came in at 37.7%. FULL-YEAR OIBDA decreased 11.6% to Ps.668.7 million, and OIBDA margin decreased to 35.6% from 38.2% in 2004 due to lower sales and higher operating expenses, which were partially offset by lower cost of sales.

PUBLISHING      FOURTH-QUARTER  SALES increased 14% compared with the
                same period of last year.  FULL-YEAR  SALES increased
                15.8% to Ps.2,505.5  million compared with Ps.2,163.1
                million in 2004. The annual increase  reflects higher
                magazine  circulation  and an increase in advertising
                pages   sold  both  in  Mexico  and   abroad.   These
                increases were partially offset by the negative translation effect of foreign-currency-denominated sales amounting to Ps.59.6 million.

                FOURTH-QUARTER OIBDA rose 10.5%, and OIBDA margin reached 23.7%. FULL-YEAR OIBDA increased 9.4% to Ps.480.1 million, and OIBDA margin was 19.2%, driven by higher sales, which were partially offset by higher cost of sales and operating expenses.

PUBLISHING      FOURTH-QUARTER  SALES  increased  3.6%  compared with
DISTRIBUTION    the  same  period  of  last  year.   FULL-YEAR  SALES
                increased  5.5% to  Ps.402.2  million  compared  with
                Ps.381.1   million  in  2004.  The  annual   increase
                reflects  i)  higher   circulation,   in  Mexico  and
                abroad,  of magazines  published by the company;  and
                ii)  higher   circulation   in  Mexico  of  magazines
                published  by third  parties.  These  increases  were
                partially offset by the negative  translation  effect
                of    foreign-currency-denominated    sales,    which
                amounted to Ps.15.8 million.

                FOURTH-QUARTER OIBDA increased to Ps.4.3 million, and OIBDA margin reached 4.1%. FULL-YEAR OIBDA rose to Ps.6.6 million, and OIBDA margin reached 1.6%, driven by higher sales and lower operating expenses, which were partially offset by higher cost of sales.

SKY MEXICO      FOURTH-QUARTER  SALES  increased  21.7% compared with
                the  same  period  of  last  year.   FULL-YEAR  SALES
                increased 21.5% to Ps.5,986.5  million  compared with
                Ps.4,928  million in 2004.  The annual  increase  was
                attributable  to a 24.7%  increase in the  subscriber
                base and revenues from  pay-per-view,  primarily from
                non-recurring   sports  events   broadcasted   on  an
                exclusive  basis. As of December 31, 2005, the number
                of  gross  active   subscribers   reached   1,250,600
                (including 70,100 commercial subscribers), compared with 1,002,500 gross active subscribers (including
                60,700 commercial subscribers) last year.

                FOURTH-QUARTER OIBDA increased 42%, and OIBDA margin reached 44.1%. FULL-YEAR OIBDA increased 40% to Ps.2,516.8 million, and OIBDA margin reached 42%. These results came from higher sales, which were partially offset by higher cost of sales and operating expenses.

                In addition, during the fourth quarter Sky Mexico recognized a benefit for its cumulative tax-loss carryforwards as of December 31, 2005 (by reversing a related valuation allowance recognized in prior years), in connection with its expected taxable income position for the next coming years and in accordance with Mexican GAAP Bulletin D-4, which is similar to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                In February 2006, Sky Mexico ("Innova") and its partners completed the previously disclosed transactions by which affiliates of The DIRECTV Group, Inc. (which is 34% owned by News Corporation), acquired the direct and indirect equity interests in Innova formerly held by News Corporation and Liberty Media. Accordingly, Televisa and DIRECTV currently own 52.7% and 47.3%, respectively, of the equity of Innova. In addition, Televisa has the right to acquire two-thirds of the equity interest that DIRECTV acquired from Liberty Media. If Televisa elects to acquire this interest, then Televisa and DIRECTV would own 58.7% and 41.3%, respectively, of Innova's equity.

CABLE           FOURTH-QUARTER  SALES increased 28% compared with the
TELEVISION      same period of last year.  FULL-YEAR  SALES increased
                20.6% to Ps.1,405.1  million compared with Ps.1,165.5
                million   in   2004.   The   annual    increase   was
                attributable   to  i)  an  18.9%   increase   in  the
                subscriber  base,  which,  as of December  31,  2005,
                reached    422,088    (including    283,207   digital
                subscribers)  compared  with last  year's  subscriber
                base   of   355,017    (including   122,975   digital
                subscribers);  ii) a  130.4%  increase  in  broadband
                subscribers to 60,986  compared with 26,466  reported
                last   year;   and  iii)  a  6%  rate   increase   in
                Cablevision  video service  packages  effective March
                1, 2005.

                FOURTH-QUARTER OIBDA increased 78.1%, and OIBDA margin reached 44%. FULL-YEAR OIBDA increased 32.9% to Ps.489.6 million, and OIBDA margin reached 34.8%. These results reflected higher sales, which were partially offset by higher cost of sales and operating expenses.

RADIO FOURTH-QUARTER SALES increased 11.4% compared with the same period of last year. FULL-YEAR SALES increased 12.8% to Ps.344.7 million compared with Ps.305.6 million in 2004. The annual increase came from higher advertising time sold, mainly in our news and sports programs, as well as from sales generated by our affiliation agreement with Radiorama.

                FOURTH-QUARTER OIBDA increased 21.3%, and OIBDA margin reached 23.3%. FULL-YEAR OIBDA increased 59.1% to Ps.52.2 million, and OIBDA margin reached 15.1%. These results reflected higher sales, which were partially offset by higher cost of sales and operating expenses.

OTHER           FOURTH-QUARTER  SALES  increased  28.5% compared with
BUSINESSES      the  same  period  of  last  year.   FULL-YEAR  SALES
                increased  4.6% to Ps.1,324.3  million  compared with
                Ps.1,266.3  million in 2004. The annual  increase was
                attributable to higher sales in our sports  business,
                as  well  as  in  our  Esmas.com   internet   portal,
                including   sales   related  to  our  SMS   messaging
                service.  These  increases were  partially  offset by
                lower   sales   in  our   feature-film   distribution
                business.

                FOURTH-QUARTER OPERATING LOSS before depreciation and amortization increased to Ps.104.1 million. FULL-YEAR OPERATING LOSS before depreciation and amortization increased to Ps.180.4 million compared with Ps.91.9 million in 2004. These results were attributable to higher cost of sales and operating expenses, which were partially offset by higher sales.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING
The following table sets forth full-year integral cost of financing ended December 31, 2005 and 2004, in millions of Mexican pesos in purchasing power as of December 31, 2005, which consisted of:

-------------------------------------------------------------------------------------------------
                                                           2005        2004        INCREASE
                                                                                  (DECREASE)
-------------------------------------------------------------------------------------------------
Interest expense                                          2,134.5    2,165.2        (30.7)
Interest income                                            (932.1)    (678.4)      (253.7)
Foreign exchange loss, net                                  727.6       95.2        632.4
Gain from monetary position, net                           (147.9)     (15.3)      (132.6)
                                                          1,782.1    1,566.7        215.4
-------------------------------------------------------------------------------------------------

The expense attributable to the integral cost of financing increased by Ps.215.4 million, or 13.7%, to Ps.1,782.1 million in 2005 compared with Ps.1,566.7 million in 2004. This increase reflected primarily a Ps.632.4 million increase in net foreign-exchange loss resulting primarily from the difference between the spot rate and the foreign-exchange rate of the coupon swaps entered into by us to swap into fixed Mexican pesos up to five years of US-dollar-denominated coupons of a portion of our US-dollar-denominated outstanding indebtedness, in conjunction with a 4.69% appreciation of the Mexican peso against the US dollar in 2005 compared with a 0.68% appreciation of the Mexican peso against the US dollar in 2004. This unfavorable variance was partially offset by i) a Ps.30.7 million decrease in interest expense, due primarily to a net decrease in the average amount of our total consolidated debt; ii) a Ps.253.7 million increase in interest income in connection with a higher average amount of temporary investments and higher interest rates in 2005 compared with last year; and iii) a Ps.132.6 million increase in gain from monetary position resulting primarily from a higher net liability position in 2005 compared with 2004, which was partially offset by lower annual inflation in 2005 (3.33%) compared with 2004 (5.19%).

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges decreased by Ps.178.5 million, or 43.7%, to Ps.229.9 million in 2005 compared with Ps.408.4 million in 2004. This decrease reflected primarily the recognition in 2004 of non-recurring impairment adjustments to the carrying value of certain goodwill and trademarks, as well as a decrease in 2005 of restructuring charges in connection with work-force reductions. These favorable variances were partially offset by certain non-recurrent expenses incurred in connection with the prepayment in March 2005 of a portion of our UDI-denominated Notes due 2007 and our Senior Notes due 2011.

OTHER EXPENSE, NET
Other expense, net, decreased by Ps.68 million, or 12.8%, to Ps.464.2 million in 2005, compared with Ps.532.2 million in 2004. This decrease reflected primarily a lower expense in donations and advisory and professional services.

INCOME TAX
Income tax decreased by Ps.444.3 million, or 36.6%, to Ps.771.2 million in 2005 compared with Ps.1,215.5 million in 2004. This decrease reflected a favorable effect in consolidated deferred income tax, primarily in conjunction with the benefit for cumulative tax-loss carryforwards recognized by Sky Mexico at December 31, 2005, as a result of the expected taxable income position of Sky Mexico for the next few years.

EQUITY IN INCOME OF AFFILIATES
Equity in income of affiliates decreased by Ps.475.3 million, or 74.8%, to Ps.160.2 million in 2005 compared with Ps.635.5 million in 2004. This decrease reflected primarily the absence of the equity income recognized in 2004 due to the reversal of previous equity losses recognized in excess of our investment in Sky Multi-Country Partners ("MCOP") in connection with the release of our guarantee of satellite transponder payments of MCOP. The decrease is also the result of a reduction in equity income of Univision and Ocesa Entretenimiento, our live-entertainment joint venture with Corporacion Interamericana de Entretenimiento, in which we have a 40% equity participation.

CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE
In 2005, this line reflected i) the cumulative loss effect of Ps.323.7 million in connection with the accrual for share-based compensation expense at December 31, 2005, for benefits granted to executives and employees under the terms of our Stock Purchase Plan and Long-Term Retention Plan, as a result of the adoption, as of that date, of the International Financial Reporting Standard 2, "Share-based Payment," issued by the International Accounting Standards Board; and ii) the cumulative loss effect of Ps.182.4 million, net of an income-tax benefit of Ps.78.2 million, at January 1, 2005, in connection with the adoption, as of that date, of the guidelines for recognition of severance payments in revised Bulletin D-3, "Labor Obligations," issued by the Mexican Institute of Public Accountants.

In 2004,  this line  reflected  the  cumulative  loss effect of  Ps.1,055.6 million, net of an income-tax benefit of Ps.319.4 million, in connection with the consolidation of Sky Mexico in our financial statements beginning April 1, 2004, as a result of the adoption, as of that date, of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," issued by the US Financial Accounting Standards Board.

MINORITY INTEREST
Minority interest in consolidated net income increased by Ps.844.5 million to Ps.1,084 million in 2005 compared with Ps.239.5 million in 2004. This increase reflected primarily the portion of net income attributable to the interest held by minority shareholders in Sky Mexico, which we began consolidating in our financial statements in April 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS
In 2005 our capital expenditures totaled US$248.3 million, including US$51.1 million for our cable television segment, US$109.2 million for Sky Mexico, and US$88 million for our television broadcasting and other business units. In addition, in the fourth quarter of 2005, we made a capital contribution of US$25 million in Volaris, a new, low-cost-carrier airline with a concession to operate in Mexico. Volaris will begin operations in March 2006.

DEBT
The following table sets forth in millions of Mexican pesos our total consolidated debt, as well as Sky Mexico's satellite transponder lease obligation as of December 31, 2005 and 2004:

--------------------------------------------------------------------------------------------------------
                                                               2005             2004       INCREASE
                                                                                          (DECREASE)
--------------------------------------------------------------------------------------------------------
Current portion of long-term debt                               340.5          3,407.0     (3,066.5)
Long-term debt (excluding current portion)                   18,137.2         19,575.1     (1,437.9)
                                                             18,477.7         22,982.1     (4,504.4)

Current portion of satellite transponder lease obligation        75.6             73.1          2.5
Long-term satellite transponder lease obligation
   (excluding current portion)                                1,186.9          1,368.8       (181.9)
                                                              1,262.5          1,441.9       (179.4)
--------------------------------------------------------------------------------------------------------

As of December 31, 2005 and 2004, our consolidated net debt was Ps.3,698.6 million and Ps.5,786.2 million, respectively.

SHARE BUYBACK PROGRAM
From January 1 through December 31, 2005, we repurchased approximately 31.2 million CPOs for Ps.1,043.6 million in nominal terms. During 2006, year-to-date, we have repurchased approximately 2.2 million CPOs for Ps.95.4 million in nominal terms.

ADVERTISING SALES PLAN
As of December 31, 2005, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.14,232.7 million in nominal terms, representing a 2% increase in real terms compared with the prior year. Approximately 57.5% of the advance deposits as of December 31, 2005, were in the form of short-term, non-interest-bearing notes receivable maturing the following year, with the remainder consisting of cash deposits. The weighted-average maturity of these notes was 3.1 months.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that, in 2005, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 69%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 68.5%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.2%. In 2005, Televisa aired 87% of the top-100 rated programs.

OUTLOOK FOR 2006
In our television broadcasting business, we expect high-single-digit sales growth and OIBDA margin reaching 49% for the full-year 2006. On a consolidated basis, we expect our OIBDA margin to exceed 40% for the full-year 2006.

ABOUT TELEVISA
Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

DISCLAIMER
This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The pro-forma information is presented for informational purposes only and does not purport to represent what our financial position or results of operations would have been had recognition of sales and cost of goods sold been realized during the specified periods. Furthermore, the reader should not rely on the pro-forma information as an indication of the results of operations of future periods.


  (Please see attached tables for financial information and ratings data)

                                    ###



INVESTOR RELATIONS CONTACTS               MEDIA RELATIONS CONTACT:

MICHEL BOYANCE / ALEJANDRO EGUILUZ        MANUEL COMPEAN
Grupo Televisa, S.A.                      Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000             Blvd.  Adolfo  Lopez Mateos No. 2551
Colonia Santa Fe                          Col. Lomas de San Angel Inn
01210 Mexico, D.F.                        01790 Mexico, D.F.
Tel: (5255) 5261-2000                     Tel: (5255) 5728 3815
Fax: (5255)5261-2494                      Fax: (5255) 5728 3632
ir@televisa.com.mx                        mcompean@televisa.com.mx
------------------                        ------------------------

                            GRUPO TELEVISA, S.A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
  (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2005)

                                                            December 31,                December 31,
                                                                2005                        2004
                                                             (Unaudited)                (Audited(1))
                                                       ------------------------    ------------------------
              ASSETS
Current:
       Available:
              Cash                                     Ps.               544.6     Ps.               403.5
              Temporary investments                                   14,234.5                    16,792.4
                                                       ------------------------    ------------------------
                                                                      14,779.1                    17,195.9

       Trade notes and accounts receivable, net                       13,896.3                    11,604.2
       Other accounts and notes receivable, net                          728.2                     1,171.9
       Due from affiliated companies, net                                    -                        79.0
       Transmission rights and programming                             3,120.5                     3,713.7
       Inventories                                                       638.3                       684.9
       Other current assets                                              578.1                       734.7
                                                       ------------------------    ------------------------
              Total current assets                                    33,740.5                    35,184.3

Transmission rights and programming(2)                                 3,921.0                     4,641.4
Investments                                                            7,572.0                     6,982.9
Property, plant, and equipment, net                                   19,728.5                    19,798.1
Intangible assets and deferred charges, net                           10,013.3                     9,461.8
Other assets                                                              19.7                       277.5
                                                       ------------------------    ------------------------
              Total assets                             Ps.            74,995.0     Ps.            76,346.0
                                                       ========================    ========================

1 The December 31, 2004 amounts were taken from our audited consolidated financial statements as of December 31, 2004, and restated to December 31, 2005 constant Mexican pesos.

2    Excluding current portion.


                           GRUPO TELEVISA, S.A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004 (MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2005)

                                                                 December 31,                      December 31,
                                                                     2005                              2004
                                                                  (Unaudited)                      (Audited(1))
                                                            ------------------------          -----------------------
              LIABILITIES

Current:
       Current portion of long-term debt                    Ps.               340.5           Ps.            3,407.0
       Current portion of satellite transponder
          lease obligation                                                     75.6                             73.1
       Trade accounts payable                                               2,954.7                          2,206.4
       Customer deposits and advances                                      15,538.2                         15,427.9
       Taxes payable                                                        1,055.8                          1,610.7
       Accrued interest                                                       334.6                            464.4
       Other accrued liabilities                                            1,580.9                          1,313.1
       Due to affiliated companies, net                                       455.9                               -
                                                            ------------------------          -----------------------
              Total current liabilities                                    22,336.2                         24,502.6

Long-term debt(2)                                                          18,137.2                         19,575.1
Satellite transponder lease obligation(2)                                   1,186.9                          1,368.8
Customer deposits and advances(2)                                           2,508.2                            385.3
Other long-term liabilities                                                   461.4                            611.7
Deferred taxes                                                                323.2                          1,378.5
Labor obligations                                                             192.2                               -
                                                            ------------------------          -----------------------
              Total liabilities                                            45,145.3                         47,822.0
                                                            ------------------------          -----------------------

              STOCKHOLDERS' EQUITY

Majority interest:
       Capital stock issued                                                 9,889.5                          9,889.5
       Additional paid-in capital                                           4,212.4                          4,212.4
                                                            ------------------------          -----------------------
                                                                           14,101.9                         14,101.9
                                                            ------------------------          -----------------------
       Retained earnings:
              Legal reserve                                                 1,798.4                          1,575.4
              Reserve for repurchase of shares                              5,744.6                          5,744.6
              Unappropriated earnings                                      11,834.2                         11,918.0
              Accumulated other comprehensive loss                         (3,560.7)                        (2,644.3)
              Net income for the year                                       6,125.5                          4,460.6
                                                            ------------------------          -----------------------
                                                                           21,942.0                         21,054.3
                                                            ------------------------          -----------------------
       Shares repurchased                                                  (7,045.1)                        (6,507.6)
                                                            ------------------------          -----------------------
              Total majority interest                                      28,998.8                         28,648.6
Minority interest                                                             850.9                           (124.6)
                                                            ------------------------          -----------------------
              Total stockholders' equity                                   29,849.7                         28,524.0
                                                            ------------------------          -----------------------
              Total liabilities and stockholders' equity    Ps.            74,995.0           Ps.           76,346.0
                                                            ========================          =======================

1 The December 31, 2004 amounts were taken from our audited consolidated financial statements as of December 31, 2004, and restated to December 31, 2005 constant Mexican pesos.

2    Excluding current portion.


                           GRUPO TELEVISA, S.A.
            CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
               TWELVE MONTHS ENDED DECEMBER 31, 2005 AND 2004
  (Millions of Mexican pesos in purchasing power as of December 31, 2005)

                                                         Three months ended December 31,     Twelve months ended December 31,
                                                            2005               2004              2005              2004
                                                        (Unaudited)        (Unaudited(2))    (Unaudited)      (Audited(1,2))
                                                       ---------------     --------------   --------------    ---------------

Net sales                                              Ps.    9,651.9      Ps.   8,694.5    Ps.  32,481.0     Ps.   30,291.2

Cost of sales                                                 4,201.6            4,108.4         14,752.4           15,328.1
                                                       ---------------     --------------   --------------    ---------------
      Gross profit                                            5,450.3            4,586.1         17,728.6           14,963.1
                                                       ---------------     --------------   --------------    ---------------

Operating expenses:
      Selling                                                   765.8              630.4          2,665.4            2,274.4
      Administrative                                            516.4              447.4          1,841.4            1,701.5
                                                       ---------------     --------------   --------------    ---------------
                                                              1,282.2            1,077.8          4,506.8            3,975.9
                                                       ---------------     --------------   --------------    ---------------
Operating income before depreciation
   and amortization                                           4,168.1            3,508.3         13,221.8           10,987.2
Depreciation and amortization                                   671.5              572.5          2,419.0            2,144.2
                                                       ---------------     --------------   --------------    ---------------
Operating income                                              3,496.6            2,935.8         10,802.8            8,843.0
                                                       ---------------     --------------   --------------    ---------------
Integral cost of financing:
      Interest expense                                          535.0              712.1          2,134.5            2,165.2
      Interest income                                          (192.7)            (191.0)          (932.1)            (678.4)
      Foreign exchange loss, net                                136.6               74.1            727.6               95.2
      Gain from monetary position, net                         (160.7)            (126.9)          (147.9)             (15.3)
                                                       ---------------     --------------   --------------    ---------------
                                                                318.2              468.3          1,782.1            1,566.7
                                                       ---------------     --------------   --------------    ---------------
Restructuring and non-recurring charges (credits)                21.8              (11.1)           229.9              408.4
                                                       ---------------     --------------   --------------    ---------------
Other expense, net                                               96.4               74.5            464.2              532.2
                                                       ---------------     --------------   --------------    ---------------
      Income before taxes                                     3,060.2            2,404.1          8,326.6            6,335.7
                                                       ---------------     --------------   --------------    ---------------
Income tax and assets tax (benefit) provision                  (460.0)             382.2            751.3            1,208.8
Employees' profit sharing                                        15.2                2.4             19.9                6.7
                                                       ---------------     --------------   --------------    ---------------
                                                               (444.8)             384.6            771.2            1,215.5
                                                       ---------------     --------------   --------------    ---------------
      Income before equity in results of affiliates,
         cumulative effect of accounting change,
         and minority interest                                3,505.0            2,019.5          7,555.4            5,120.2
Equity in (loss) income of affiliates, net                      (17.1)              53.1            160.2              635.5
Cumulative effect of accounting change, net                    (323.7)               5.4           (506.1)          (1,055.6)
Minority interest                                              (647.2)            (179.3)        (1,084.0)            (239.5)
                                                       ---------------     --------------   --------------    ---------------
      Net income                                       Ps.    2,517.0      Ps.   1,898.7    Ps.   6,125.5     Ps.    4,460.6
                                                       ===============     ==============   ==============    ===============

1 Beginning April 1, 2004, we began to include the consolidated results of Sky Mexico in our consolidated statements of income; therefore, the figures for the twelve months ended December 31, 2004, include consolidated results of Sky Mexico only for the nine months ended December 31, 2004.

2 The figures for the twelve months ended December 31, 2004, were taken from our audited consolidated financial statements as of December 31, 2004, and restated to December 31, 2005 constant Mexican pesos. As a result, certain lines in the consolidated statements of income for the three and twelve months ended December 31, 2004, were restated from those previously reported.


NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FIRST, SECOND, THIRD, AND FOURTH QUARTERS OF 2005(1):


SIGN-ON TO SIGN-OFF - 6:00 TO 24:00, MONDAY TO SUNDAY

--------------------------------------------------------------------------------------------------------------------------
                    JAN  FEB   MAR   1Q05  APR    MAY   JUN  2Q05   JUL  AUG    SEP  3Q05  OCT   NOV   DEC   4Q05  2005
--------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating             11.3  11.6  11.3  11.4  11.3  10.8  10.6  10.9  11.0  11.3  11.8  11.4  11.9  11.7  10.7  11.4  11.3
Share (%)          30.5  30.8  30.0  30.4  30.0  28.7  28.3  29.0  29.3  30.5  32.1  30.6  31.8  31.3  30.7  31.2  30.3
TOTAL TELEVISA(2)
Rating             26.0  27.1  26.8  26.6  26.3  26.3  25.6  26.1  26.3  26.1  25.8  26.1  26.3  26.3  24.7  25.8  26.1
Share (%)          70.5  71.7  71.3  71.2  69.8  69.8  68.2  69.3  69.9  70.1  70.2  70.1  70.2  70.4  70.8  70.5  70.2
--------------------------------------------------------------------------------------------------------------------------

PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

------------------------------------------------------------------------------------------------------------------------------
                    JAN    FEB   MAR   1Q05   APR  MAY    JUN   2Q05   JUL  AUG    SEP   3Q05  OCT   NOV    DEC   4Q05  2005
------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              16.8  17.5  17.1   17.1  16.8  16.0  16.1   16.3  17.0  17.1  17.6   17.2  17.4  17.7  15.9   17.0  16.9
Share (%)           31.1  31.7  31.7   31.5  31.5  29.9  30.3   30.5  31.9  32.3  33.4   32.5  32.6  32.8  32.0   32.5  31.8
TOTAL TELEVISA(2)
Rating              37.1  38.3  37.3   37.6  36.4  36.2  35.3   36.0  36.9  36.5  36.3   36.6  36.6  36.8  34.2   35.9  36.5
Share (%)           68.7  69.5  69.2   69.1  68.1  67.6  66.4   67.3  69.1  68.7  69.0   68.9  68.5  68.5  68.7   68.6  68.5
------------------------------------------------------------------------------------------------------------------------------

WEEKDAY PRIME TIME - 19:00 TO 23:00, MONDAY TO FRIDAY(3)

---------------------------------------------------------------------------------------------------------------------------
                    JAN   FEB   MAR   1Q05   APR  MAY   JUN   2Q05   JUL  AUG   SEP   3Q05  OCT   NOV    DEC   4Q05  2005
---------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating              22.0 23.7  22.5   22.7  22.6  20.3 22.1   21.7  24.5  21.2 21.1   22.3  22.2  22.1  20.6   21.7  22.1
Share (%)           34.9 36.8  36.4   36.0  37.3  33.8 36.7   35.9  39.9  35.9 36.0   37.3  36.1  35.5  35.3   35.7  36.2
TOTAL TELEVISA(2)
Rating              43.9 45.7  44.0   44.6  43.0  42.3 41.6   42.3  43.9  40.7 39.7   41.4  41.2  40.5  38.5   40.1  42.1
Share (%)           69.6 70.8  71.2   70.5  70.8  70.4 69.2   70.1  71.5  68.8 67.7   69.3  67.1  65.1  65.8   66.0  69.0
---------------------------------------------------------------------------------------------------------------------------

(1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

(2) "Total Televisa" includes the company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

(3) "Televisa Prime Time" is the time during which the company generally charges its highest rates for its networks.


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: February 24, 2006                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President